April 22, 2016	Owen J. Pinkerton 202-216-4812 opinkerton@mmmlaw.com www.mmmlaw.com

VIA EDGAR

Dominic Minore, Esq.

Senior Counsel

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	NexPoint Real Estate Strategies Fund (the “Fund”)

        Pre-Effective Amendment No. 1 to Registration Statement on Form N-2

        File Nos. 333-2090022; 811-23129

Dear Mr. Minore:

On behalf of NexPoint Real Estate Strategies Fund (the “Fund”), please find transmitted herewith for filing Pre-Effective Amendment No. 2 (the “Amendment”) to the Fund’s Registration Statement on Form N-2 filed with the Securities and Exchange Commission (the “Commission”) (Registration No. 333-209022) (the “Registration Statement”), in accordance with the Securities Act of 1933, as amended, and pursuant to Rule 101(a) of Regulation S-T promulgated thereunder.

The Amendment is being filed principally in response to comments of the Commission’s staff (the “Staff”) delivered orally on April 8, 2016. The headings and numbered paragraphs below correspond to the comments provided. References to page numbers are to pages of the Prospectus (the “Prospectus”) as revised and included in the Amendment.

On behalf of the Fund, we respond to the specific comments of the Staff as follows:

Prospectus

Outside Front Cover

1.	We note your response to former Comment No. 8 that all information that precedes the “Table of Contents” in the Prospectus is presented in at least 10-point type, but please confirm that all of the information that precedes the section captioned “Table of Contents” will appear on the outside front cover of the Prospectus in at least 10-point type.

Response: The Fund hereby confirms to the Staff that the all information that precedes the “Table of Contents” is located on the outside front cover of the Prospectus and is presented in at least 10-point type.

Investment Strategy

2.	We note your response to former Comment No. 9. Please inform the Staff whether the Fund will impose any ownership restrictions on the Fund’s shares in order for its wholly-owned subsidiaries to satisfy the REIT restrictions that are evaluated on a look-through basis of the Internal Revenue Code of 1986, as amended.

Response: The Fund acknowledges the limitation on REIT ownership under the Internal Revenue Code of 1986, as amended (the “Code”) prohibiting 50% or more of the common stock in a REIT to be held by five or fewer owners. The Fund advises the Staff that it will not attach ownership restrictions at the Fund level, but in order to comply with the aforementioned limitation, the Fund will 1) evaluate ownership on a look-through basis to ensure the wholly-owned subsidiaries satisfy the REIT restrictions and 2) limit ownership at the Fund level to not more than 9.7% ownership in the Fund, subject to certain ownership limitations approved by the Fund’s board of directors. With respect to the wholly-owned REITs, the Fund notes that it will have a period of time after effectiveness to ensure the underlying subsidiaries satisfy REIT ownership restrictions but advises the Staff that at the time the REITs elect to be taxed as REITs, the REIT subsidiaries will have the requisite number of holders and be able to satisfy the diversification and other tests applicable to REITs. No REIT election will be made prior to such time. The Adviser will not charge an additional fee on assets held by the REIT subsidiaries.

3.	We note your response to former Comment No. 10. However, your response did not fully address our comment. Accordingly, our comment is reissued. The Prospectus discloses that the Fund will invest in REITs and other entities wholly-owned by the Fund. It appears that the wholly-owned subsidiaries of the Fund may be deemed to act as extensions of the Fund’s investment operations designed to facilitate the execution of the Fund’s investment strategy. Accordingly, please explain in your response letter whether the subsidiaries will be consolidated with the financial statements of the Fund. In this regard, please see SEC Division of Investment Management Guidance Update No. 2014-11 (October 2014). In addition, please assess Accounting Standards Codification 946-10-15, Assessment of Investment Company Status and explain in detail how you determined that the wholly-owned subsidiaries of the Fund will not be considered “investment companies.”

Response: In accordance with Regulation S-X and the AICPA Audit and Accounting Guide for Investment Companies and Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810—Consolidation, the Fund generally will not consolidate its interest in any company other than (i) investment company subsidiaries and (ii) controlled operating companies substantially all of whose business consists of providing services to the Fund. The Fund has reviewed the October 2014 IM Guidance Update, “Investment Company Consolidation,” and FASB ASC 946-10-15, Assessment of Investment Company Status, and has determined that the wholly-owned REITs do not meet either of these criteria and, specifically, that the REITs will not be investment companies. The wholly owned REITs intend to meet the requirements of Section 3(c)(5)(C) of the 1940 Act as owners of real property and real estate-related investments and, accordingly, are not investment companies pursuant to Sections 3(c) and 3(a) of the 1940 Act. The REITs are or will be excluded as well from the definition of investment company under

FASB ASC 946-10-15 because their business purposes and activities will include making investments for strategic operating purposes and will exclude making multiple substantive investments and investing with an exit strategy. Structurally, the proposed REITs benefit the Fund and its investors in two significant respects: (1) the REITs are designed to allow the Adviser to own real estate in a tax efficient manner and prevent the Fund from recognizing bad income to the RIC, and (2) the REITs allow the Adviser to actively select and manage direct real estate (in a manner consistent with REIT regulations) utilizing its own sophisticated internal real estate platform and without having to pay a third party additional management and performance fees. Additionally, the REIT subsidiaries do not and will not provide any substantive services to the Fund. The Fund notes that this position is consistent with other investment companies that hold ownership interests in one or more wholly owned subsidiaries, including REITs, that are not consolidated based on the above guidance.

4.	Please note that the Fund’s response to former Comment No. 11 has been referred to the Chief Counsel’s Office of the Division of Investment Management.

Response: The Fund acknowledges the Staff’s comment.

5.	We note your response to former Comment No. 12. However, your response did not fully address our comment. Accordingly, our comment is reissued in part. To what extent does the Fund intend to invest in entities other than hedge funds that would be investment companies under Section 3(a) of the Investment Company Act of 1940 (the “1940 Act”) but for the exceptions to that definition provided for in Sections 3(c)(1) and 3(c)(7) of the 1940 Act?

Response: The Fund directs the Staff to the disclosure in the Prospectus relating to “Private Real Estate Investment Funds” found throughout the Prospectus, including on page 2. The Fund has not imposed limits on the portion of its assets that may be invested in any of the categories of investments that are part of its 80% Policy, including in Private Real Estate Investment Funds. The Fund notes that the Private Real Estate Investment Funds in which the Fund intends to invest are distinguishable from typical 3(c) hedge funds due to their (i) ownership of real property, (ii) lack of complex hedging products and (iii) relatively simple business models, as discussed in the Fund’s response to question 3, above. The Fund has included corresponding disclosure on pages 2 and 16 of the Prospectus.

6.	We note your response to former Comment No. 13. However, it does not appear that you clarify in the Prospectus how the foreign issuers in which the Fund invests would be the equivalent of a REIT; for example, would the foreign issuer and its U.S. investors be afforded substantially the same tax advantages under the Internal Revenue Code as a REIT?

Response: The Fund advises the Staff that its reference to foreign equivalents of REITs in the Prospectus relates to owners of real estate organized in jurisdictions that have adopted REIT tax provisions substantially similar to the U.S. In all such jurisdictions, income from operations of owners of real estate is distributed to its shareholders rather than reinvested in its business. There are a number of foreign jurisdictions that have adopted such provisions and have a robust REIT market, including Australia, Canada, France, Germany, Italy,

Japan, Spain and the United Kingdom. A number of other jurisdictions have adopted REIT legislation and are developing REIT provisions, such as Mexico, Thailand, Chile and Brazil. The Fund has included corresponding disclosure in the Prospectus.

7.	We note your response to former Comment No. 14. However, we believe that the revised disclosure is not presented in Plain English. Therefore, our comment is reissued.

Response: The Fund has revised its disclosure on page 1 of the Prospectus to remove the reference to structured, private institutional credit opportunities offered primarily in conjunction with Government Sponsored Enterprises (“GSEs”) and has modified the remaining disclosure accordingly.

8.	We note your response to former Comment No. 15 related to residual or equity tranches of CMBS, RMBS and other real estate credit investments. However, we were unable to locate the disclosure referenced in your previous response. Accordingly, our comment is reissued in part.

Responses: As noted in the Fund’s March 1 response letter, the Fund has included risk disclosure on pages 6 and 32 of the Prospectus under the heading, “Mortgage Backed Securities Risk.” The Fund has further revised its disclosure on page 21 under the heading “Portfolio Investments—Mortgage-Backed Securities” to discuss investments in residual or equity tranches.

Leverage

9.	We note your response to former Comment No. 19. However, your response does not address all of the information requested. Accordingly, our comment is reissued in part. Please clarify, if true, that the Fund could be effectively leveraged in any amount far greater than the limit imposed by the 1940 Act.

Response: The Fund respectfully submits that it did not include additional disclosure because it does not believe it is accurate to say that the Fund would “be effectively leveraged in an amount far greater than the limit imposed by the 1940 Act” (emphasis added). The Fund does not believe that leverage employed by the portfolio companies in which the Fund invests equates to the Fund being “effectively” leveraged because none of such leverage is recourse to the Fund and, accordingly, the Fund’s risk of loss with respect to investments by the Fund in such companies is limited to the value of such investments. The Fund notes, for example, that operating companies are not subject to limits in leverage, but the leverage employed by such operating companies does not add to any “effective leverage” of an investment company that invests in such entities. As noted above, the REITs in which the Fund invests are not investment companies and should be viewed as operating companies. The Fund believes its existing disclosure is adequate to address the risks involved in investing in entities that are not subject to the leverage limitations that apply to the Fund. Further, the Fund believes that its existing disclosure is consistent with filings made by competing funds. Nevertheless, the Fund has revised its disclosure to note the effect that many of the portfolio companies in which the Fund invests or may invest may use leverage in amounts greater than the Fund would be permitted to use itself and that any such financing at the portfolio company level could increase the risk of loss with respect to any investments made by the Fund in such portfolio companies.

Policies

10.	We note your response to former Comment No. 21. However, our comment sought for you to amplify the disclosure in the Prospectus to state what additional steps the Fund will undertake when an investment in such underlying fund causes the Fund to fall out of compliance with its own 80% policy. Therefore, this portion of our comment is reissued.

Response: The Fund has revised its disclosure to describe the procedures the Adviser may take to bring the Fund back into compliance with the 80% Policy. Such procedures include, among other things, restricting any further investments that are outside the 80% policy, and, to the extent consistent with the Adviser’s duty to the Fund, one or more of (i) selling one or more investments that are outside the 80% policy, (ii) deploying new capital raised in the offering or (iii) drawing amounts from a credit facility, if available. The Fund further believes that these processes are in line with other closed-end funds that have 80% policies as required by Rule 35d-1, which permits an investment company to deviate temporarily from compliance from its 80% Policy so long as, “under normal circumstances,” the investment company remains in compliance with such policy. The Fund respectfully points out to the Staff that investments in REITs are not investments in registered investment companies.

Summary of Risks

11.	We note your response to former Comment No. 24 and the revised disclosure. Please add the revised disclosure in the “Summary of Risks” section of the Prospectus.

Response: The Fund has included summary risk factor disclosure as requested.

Conflicts of Interest

12.	We note your response to former Comment No. 27. However, we have concerns regarding how the Adviser will be able to discharge its fiduciary obligations to the Fund through the implementation of the allocation policy because the Fund provides that there is no assurance that investment opportunities will be allocated to the Fund fairly or equitably either in the short-term or over time. Therefore, our comment is reissued in part. Please clarify how the Adviser will be able to discharge its fiduciary obligations to the Fund through the implementation of such an allocation policy.

Response: The Fund has revised its disclosure to detail the manner in which the Adviser allocates investment opportunities among multiple Funds. The Adviser has a written allocation policy in place that allocates investment opportunities among those accounts for which participation in the respective opportunity is considered most appropriate, taking into account the following objective factors with respect to any real estate investments. First, the allocation policy looks to the investment objectives of the funds managed by the Adviser and its affiliates. To the extent the opportunity is consistent with the investment objectives of more than one fund managed by the Adviser and its affiliates, the allocation policy then looks to other factors, such as:

•	which fund has available cash (including availability under lines of credit) to acquire the investment;

•	whether there are any positive or negative income tax effects on any of the funds relating to the purchase;

•	whether the investment opportunity creates geographic, asset class or tenant concentration / diversification concerns for any of the funds;

•	how the investment size, potential leverage, transaction structure and anticipated cash flows affect each fund, including earnings and distribution coverage; and

•	whether one or more of the funds has an existing relationship with the tenant(s), operator, facility or system associated with the investment, or a significant geographic presence that would make the investment strategically more important.

The Adviser will allocate investment opportunities across the entities for which such opportunities are appropriate, consistent with its internal conflict of interest and allocation policies. The Adviser will seek to allocate investment opportunities among such entities in a manner that is fair and equitable over time and consistent with its allocation policy. The Adviser believes this policy reflects a thorough level of care and consideration to allocating investment opportunities fairly and appropriately and therefore is consistent with the Adviser’s fiduciary duty to its clients.

However, what is perceived as “fair and equitable” may at times come with the benefit of hindsight and is separate and apart from an investment adviser acting within the scope of its fiduciary capacity to the relevant fund or its shareholders. The disclosure on page 6 of the Prospectus and elsewhere makes clear that the Adviser will allocate investment opportunities to eligible accounts consistent with its allocation policy. While the allocation policy is designed to be fair and equitable over time, there is no assurance that it will operate as designed. The Fund also respectfully submits that it believes its allocation procedures and disclosures are consistent with market practice, as similar language can be found in over 15 registration statements on Form N-2 declared effective by the Staff in the last three years.

Fees and Fund Expenses

13.	We note your response to former Comment No. 32. However, our comment sought an explanation of the conversion from the percentage of the Fund’s average Daily Gross Assets to the percentage of net assets attributable to shares. Therefore, our comment is reissued in part. Please expand footnote (5) disclosure to explain how the “Fee Waiver and Reimbursement” percentage amounts, included in the fee table and presented as a percentage of net assets attributable to shares, are calculated when the terms of the Expense Limitation Agreement are expressed as a percentage of the Fund’s Daily Gross Assets.

Response: The Fund advises the Staff that, in order to conform to the requirements of the “Fees and Fund Expenses” table, the Fund first calculated the Expense Limitation for each class as a percentage of net assets and then included a corresponding fee waiver and reimbursement so that the “Total Annual Expenses” for each share class equals the

Expense Limitation for such class. The Fund has included a new footnote to the table explaining that the values included in the “Total Annual Expenses” line item correspond to the Expense Limitation for each share class expressed as a percentage of net assets, rather than average daily gross assets, which is the standard used in the Expense Limitation Agreement.

14.	We were unable to locate the revised disclosure pursuant to former Comment No. 34. Therefore, our comment is reissued. Please make clear, in a footnote to the fee table, that all of the fees and expenses of the Fund’s subsidiaries expected to be incurred during the first 12 months of this offering are included in the “Total Annual Expenses” line item presentation.

Response: The Fund directs the Staff to footnote (5) to the “Fees and Fund Expenses” table, which provides that “Other Expenses” includes the expenses associated with the formation and qualification under the REIT rules of any REITs wholly-owned by the Fund. Footnote (5) also makes clear that the “Other Expenses” line item reflects the amount of such expenses expected to be incurred during the twelve months following effectiveness of the Registration Statement.

15.	We note your response to former Comment No. 36. However, our comment sought for you to clarify in the footnotes to the “Fees and Fund Expenses” table that any recapture by the Adviser of fees waived or expenses reimbursed is permissible only to the extent that the amount recaptured, taken together with the fees and expenses of the Fund at the time of recapture, will not exceed the lesser of (1) the expense cap in effect at the time the fees were waived/reimbursed and (2) the expense cap in effect at the time the recapture is sought. Therefore, this comment is reissued.

Response: The Fund has clarified its disclosure under footnote (8) to the “Fees and Fund Expenses” table as requested by the Staff.

Use of Proceeds

16.	We note your response to former Comment No. 37. However, please add disclosure in the “Estimated Use of Proceeds” section of the Prospectus providing, if true, that the distributions by the Fund consisting, in whole or in part, of a return of its shareholders’ capital could occur even after the Fund is fully invested.

Response: The Fund has revised its disclosure on page 14 of the Prospectus as requested.

Diversification of Asset Managers

17.	We note your response to former Comment No. 44. However, the comment is reissued in part. Please expand your disclosure to include the information provided in your March 1 response letter.

Response: The Fund has revised its disclosure on page 20 as requested.

Determination of New Asset Value

18.	We note your response to former Comment No. 46. However, please expand your response to confirm that the Board of Trustees will regularly review the historical accuracy of its fair value methodologies.

Response: The Fund hereby supplements its response to prior Comment 46 to confirm that the Board of Trustees will regularly review the historical accuracy of the fair value methodologies employed by any independent valuation firm it engages.

Description of Capital Structure and Shares

19.	We note your response to former Comment No. 48 and revised disclosure. However, we believe that it is important to disclose the maximum permissible amount of the “Additional Compensation” that may be paid by the Adviser or its affiliates to brokers or dealers. Therefore, our comment is reissued in part. Please expand the revised disclosure to state the maximum permissible amount of the Additional Compensation that could be paid. We note that this amount may change in the future.

Response: The Fund advises the Staff that there is no limit on the amount of “Additional Compensation” that may be paid by the Adviser or its affiliates to brokers or dealers in connection with the sale of shares of the Fund. Because the Fund intends to offer and sell its shares on a “best-efforts” basis through a network of broker-dealer firms that sign selling agreements with Highland Capital Funds Distributor, Inc., the Distributor, the Fund does not believe it is practicable to estimate or place a cap on the amount of additional compensation that may be paid to brokers and dealers that participate in the offering. The Fund is aware that the Staff has requested additional specificity regarding estimated compensation paid to an underwriter in connection with firm commitment underwritten offerings. The Fund, however, believes that firm commitment underwritten offerings with a single closing should be differentiated from best-efforts continuous offerings that have periodic closings and engage multiple broker and dealer firms. Further, the Fund does not believe that closed-end funds that engage in best-efforts continuous offerings have included estimates of additional compensation that will be paid over the course of the offering, nor have they included caps on how much may be paid over the course of the offering.

Further, as previously noted, none of the additional compensation or the servicing fee that may be paid to brokers or dealers will be paid by the Fund outside of the portion of the servicing fee that may not exceed an annual rate of 0.25% of the Fund’s average daily net asset value.

In addition, the total underwriting compensation paid in the offering, which includes the additional compensation described in the Prospectus, is governed by the limitations set forth in FINRA Rule 2830.

Fundamental Policies

20.	We note your response to former Comment No. 52 and revised disclosure. Please expand your disclosure to indicate how any additional income earned on securities lending is typically split.

Response: The Fund has revised its disclosure as requested.

Additional Comments

21.	Please revise the disclosure in footnote (3) of the cover page of the Prospectus to state that offering costs incurred by the Fund will immediately reduce the Fund’s NAV and the NAV of the shares that you purchase in this offering.

Response: The Fund has revised the prospectus cover page as requested.

22.	Please revise the second sentence of the third paragraph under the section entitled “Investment Adviser and Fees” to clarify if the Fund incurs expenses excluded from the Expense Limitation Agreement, the Fund’s expense ratio will exceed the Expense Limitation, not that it may exceed the Expense Limitation.

Response: The Fund Advises the Staff that it has not revised its disclosure in response to this comment since it will not always be the case that expenses incurred by the Fund that are not covered by the Expense Limitation Agreement will result in an increase in the Fund’s expense ratio. Whether the Fund’s expense ratio increases as a result of the incurrence of expenses not covered by the Expense Limitation Agreement solely depends on the amount of operating expenses that are covered by the Expense Limitation Agreement at such time. If operating expenses are below the Expense Limitation (as defined in the Expense Limitation Agreement), then some or all of the expenses incurred will be absorbed by the Fund and not result in an increase in the Fund’s expense ratio.

23.	Please revise the fourth paragraph under the section entitled “Investment Adviser and Fees” to clarify that the Fund and its shareholders will also bear the operating expenses and all non-advisory fees of the Fund’s wholly-owned REIT subsidiaries.

Response: The Fund has revised the prospectus as requested.The Fund notes in its disclosure that the Fund will bear such expenses indirectly and the Fund’s investors will indirectly bear the expenses incurred by the REIT subsidiaries and the administrative and managerial expenses incurred by other portfolio companies in which the Fund invests. In all cases, fees earned at the REIT level will be rebated 100% to shareholders at the Fund level such that the Adviser will not earn fees in excess of the fee charged at the Fund level.

24.	Please revise the fourth sentence of the fourth paragraph under the section entitled “Investment Adviser and Fees” to clarify that the Fund’s investments in funds not managed by an affiliate of the Adviser (including closed-end funds, ETFs, private funds, externally managed traded and non-traded REITs, etc.,) will result in the payment of two layers of fees. Current disclosure indicates that such investments may result in the payment of two layers of fees.

Response: The Fund has revised the prospectus as requested.

25.	Please revise, in all relevant locations, your disclosure to disclose the anticipated incentive fee structure on a percentage basis and other forms of incentive-based compensation that may be paid by the underlying funds in which the Fund invests. Additionally, provide a plain English explanation of “carried interest.”

Response: The Fund has revised the prospectus as requested.

26.	Please disclose that the Fund itself is a closed-end fund within the risk factor regarding closed-end fund risk.

Response: The Fund has revised the CEF risk factor as requested.

27.	Please expand your disclosure in footnote (5) under the section entitled “Fees and Fund Expenses” to provide that “Other Expenses” includes the fees and expenses incurred by the Fund’s wholly-owned REIT subsidiaries.

Response: The Fund directs the Staff to its response to Comment 14 above.

28.	Please expand your disclosure in footnote (7) under the section entitled “Fees and Fund Expenses” to disclose the management fee and incentive fee amounts that the Fund typically pays in connection with the underlying funds and to include any direct and indirect expenses of non-wholly owned REITs that are incurred by the Fund and not included in the Fund’s fee table and expense example presentation.

Response: The Fund respectfully advises the Staff that the amount of Acquired Fund Fees and Expenses expected to be incurred during the twelve months following effectiveness of the Registration Statement are expected to be less than 1 basis point. Therefore, the Fund does not believe it is material to include additional disclosure in this footnote. The Fund refers the Staff to Instruction 10.a to Item 3 of Form N-2. In addition, the Fund directs the Staff to disclosure found on pages 4 and 43 of the Prospectus that states, “REITs or other entities wholly-owned by the Fund will have separate investment advisory agreements with the Adviser. To the extent fees are paid to the Adviser by these entities, such fees will be offset against fees otherwise payable by the Fund to the Adviser, such that shareholders of the Fund will only be subject to one layer of fees to the Adviser.” With respect to direct and indirect expenses of the wholly-owned REITs, the Fund directs the Staff to its response to Comment 14 above.

29.	Please move the last bolded sentence of the paragraph under the table on page 14 of the Prospectus so that the bolded sentence is a new paragraph located directly under the table.

Response: The Fund has moved the bolded text as requested.

30.	Please revise the footnote that is bulleted under the chart entitled “Real Estate Cycle and Target Allocations” on page 17 of the Prospectus to state “Denotes management’s estimate of where we are in the real estate cycle.”

Response: The Fund has revised the “Real Estate Cycle and Target Allocations” chart as requested.

31.	Please revise the first sentence of the first paragraph of the “Investment Objective, Policies and Strategies – Actively-Managed Private Real Estate Securities” section of the Prospectus to clarify, if true, that commercial property prices in selected U.S. markets have roughly doubled since 2009. In addition, please revise this sentence to provide a plain English explanation of the term “dislocation.”

Response: The Fund has revised its disclosure in response to the Staff’s comment.

32.	Revise the heading entitled “Conflicts of Interest” on page 26 of the Prospectus to state “Substantial Conflicts of Interest.”

Response: The Fund has revised its disclosure in response to the Staff’s comment.

33.	We refer to the last sentence on page 28 that states that you may make and/or hold an investment in which the Adviser or an affiliate has an interest. Please advise as to how the Fund would be able to make such investments in light of the restrictions found in Section 17 of the Investment Company Act of 1940. To the extent the Fund anticipates seeking exemptive relief in this regard, please advise.

Response: The Fund acknowledges the restrictions found in Section 17 of the 1940 Act and has revised its disclosure on page 28 to make clear that it will make investments in which the Adviser or an affiliate hold an interest only to the extent permitted under the 1940 Act and SEC staff interpretations. For example, the Fund notes that exemptive relief is not required for it to invest in syndicated deals and secondary loan market transactions in which the Adviser or an affiliate has an interest where price is the only negotiated point. In addition, the Fund notes that the Adviser and affiliated funds have applied for exemptive relief to co-invest with each other and certain affiliated entities. The notice of such application was made on April 1, 2016. Following the expiration of the notice period, if the relief is granted, the Adviser may consider whether to seek to amend such order to permit the Fund to co-invest in the same manner as the entities included in the order.

34.	Please revise the sentence in the third paragraph on page 31, which states, in relevant part, “. . . Private Real Estate Investment Fund managers may charge investors (such as the Fund) asset-based fees and incentive allocations or fees of as much as 20% of a Private Real Estate Investment Fund’s net profits . . .,” to clarify the specific maximum percentage of net profits of asset-based fees that may be charged to investors.

Response: The Fund has revised its disclosure on page 31 to include anticipated asset-based fees of the Private Real Estate Investment Funds in which the Fund may invest.

35.	Please revise the disclosure regarding return of capital in the “Distribution Policy” section on page 49 of the Prospectus to include the adverse consequences to shareholders when distributions constitute a return of capital.

Response: The Fund has revised its disclosure in response to the Staff’s comment.

36.	Please disclose in the section entitled “Exchange of Shares” on page 56 of the Prospectus each of the daily NAV closed-end funds into which shareholders of the Fund may currently exchange their shares.

Response: The Fund has revised its disclosure in response to the Staff’s comment.

*        *        *         *        *

If you have any questions, please do not hesitate to contact the undersigned at (202) 216-4812.

Sincerely,

MORRIS, MANNING & MARTIN, LLP

/s/ Owen J. Pinkerton

Owen J. Pinkerton, Esq.
cc:	Heath D. Linsky, Esq.
Brian Mitts